Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s (“Takeda”) beneficial ownership of the issuer’s common stock (“Common Stock”) consists of 1,842,977 shares of Common Stock held by Takeda Ventures, Inc. (“TVI”). TVI is wholly owned directly by Takeda Pharmaceuticals U.S.A., Inc., which is owned directly by both Takeda (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda.